UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Longs Drug Stores Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
543162101
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with a copy to:
Peter G. Samuels, Esq.
Proskauer Rose LLP
1585 Broadway, New York, New York 10036
212-969-3000
August 8, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P. I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,137,659

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

3,137,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,137,659

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1 This calculation is based on 35,788,396 shares of common stock of Longs Drug Stores Corporation outstanding as of May 29, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended May 1, 2008.

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS PS Management GP, LLC I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,137,659

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

3,137,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,137,659

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00
2 This calculation is based on 35,788,396 shares of common stock of Longs Drug Stores Corporation outstanding as of May 29, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended May 1, 2008.

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,598,511

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

1,598,511

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,598,511

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3 This calculation is based on 35,788,396 shares of common stock of Longs Drug Stores Corporation outstanding as of May 29, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended May 1, 2008.

CUSIP No.	543162101

1	NAMES OF REPORTING PERSONS William A. Ackman I.R.S. Identification Nos. of above persons (entities only)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-- 0 --

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,137,659

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-- 0 --

WITH	10	SHARED DISPOSITIVE POWER

3,137,659

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,137,659

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
4 This calculation is based on 35,788,396 shares of common stock of Longs Drug Stores Corporation outstanding as of May 29, 2008 as reported in its quarterly report on Form 10-Q for the quarterly period ended May 1, 2008.

Item 1. Security and Issuer
     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D, as amended to date (the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”), of Longs Drug Stores Corporation, a Maryland corporation (the “Issuer”). Unless otherwise defined herein, terms defined in the Schedule 13D shall have such defined meanings in this Amendment No. 2.
     As of August 11, 2008, as reflected in this Amendment No. 2, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 3,137,659 shares of Common Stock (approximately 8.8% of the outstanding shares of Common Stock). The Reporting Persons also have economic exposure to approximately 5,296,896 notional shares of Common Stock under certain cash-settled total return swaps (“Swaps”), bringing their total economic exposure to 8,434,555 shares of Common Stock (approximately 23.6% of the outstanding shares of Common Stock).
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended and restated in its entirety, as follows:
     Pershing Square advises a number of client accounts, including the accounts of Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd., a Cayman Islands exempted company (collectively, the “Pershing Square Funds”), which owns an aggregate of 3,137,659 shares of Common Stock and 5,296,896 notional shares underlying certain cash-settled total return swaps, and paid therefor total consideration (including brokerage commissions) of $136,609,962 derived from the capital of the Pershing Square Funds.
Item 5. Interest in Securities of the Issuer
     Item 5(c) is hereby supplemented as follows:
     (c) See the trading data attached hereto as Exhibit 99.1.
     Except as set forth in Exhibit 99.1 attached hereto, since August 8, 2008, no other transaction in shares of the Common Stock or Swaps were effected by any Reporting Person.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby supplemented as follows:
     In addition to (a) the Common Stock beneficially held by the Reporting Persons and (b) the Swaps previously reported by the Reporting Persons on the Schedule 13D, on August 8, 2008 and August 11, 2008, certain of the Reporting Persons entered into cash-settled total return swap agreements for Pershing Square L.P. (the “PSLP Swaps”) and Pershing Square International, Ltd. (the “PSIL Swaps,” and together with the PSLP Swaps, the “Amendment No. 2 Swaps”). The Amendment No. 2 Swaps constitute economic exposure to approximately 756,000 notional shares of Common Stock, have reference prices ranging from $53.55 to $54.69 and expire on dates ranging from November 30, 2009 through August 31, 2010. Under the terms of the Amendment No. 2 Swaps, (i) the applicable Pershing Square Fund will be obligated to pay to the counterparty any negative price performance of the notional number of shares of Common Stock subject to the applicable Amendment No. 2 Swap as of the expiration date of such Amendment No. 2 Swap, plus interest, and (ii) the counterparty will be obligated to pay to the applicable Pershing Square Fund any positive price performance of the notional number of shares of Common Stock subject to the applicable Amendment No. 2

Swap as of the expiration date of the Swap. With regard to the PSIL Swaps, Pershing Square International, Ltd. will be entitled to cash payments during the term of the PSIL Swap in lieu of any dividends received by the counterparty on such notional shares of Common Stock. With regard to the PSLP Swaps, at maturity Pershing Square, L.P. will receive a cash payment from the counterparty equal to any dividends received by the counterparty on such notional shares of Common Stock during the term of the PSLP Swaps. All balances will be cash settled at the expiration date of the Amendment No. 2 Swaps. Including the Swaps disclosed on the Schedule 13D and the Amendment No. 2 Swaps, the Pershing Square Funds’ counterparties for their Swaps include entities related to BNP Paribas, Citibank, Credit Suisse and UBS.
     The contracts relating to the Amendment No. 2 Swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts relating to the Amendment No. 2 Swaps or that may be held from time to time by any counterparty to the contracts.
Item 7. Material to be Filed as Exhibits.
     Exhibit 99.1 Trading data.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 11, 2008	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
	By:	PS Management GP, LLC,
its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

EXHIBIT INDEX
     Exhibit 99.1 Trading data.